

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 29, 2009

Theodore S. Green
Chairman of the Board and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

**Re: TM Entertainment and Media, Inc.**
**Preliminary Proxy Statement on Schedule 14A**
**Filed July 2, 2009**
**File No. 001-33746**

Dear Mr. Green:

We have reviewed your preliminary proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us why your proposed issuance of common stock pursuant to the contemplated transaction does not require registration under the Securities Act of 1933.

2. Please present as a separate proposal in the proxy statement and on the proxy card the adjournment or postponement of the special meeting to solicit additional proxies.

3. Please revise to consolidate the Summary of the Material Terms of the Transaction with the Summary of the Proxy Statement beginning on page 12. Note that the summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A. In addition, please revise to eliminate or reduce redundancies between the disclosure in the summary section and the disclosure in the questions and answers sections.

4. We note the corporate structure of CME and the description of its business. Since CME is not a holding company whose subsidiary is a digital television advertising network, it does not seem appropriate to refer to CME's advertising network without clarifying disclosure. For example, we note your disclosure in the Summary of the Proxy Statement discussing CME's network and CME's agreements with various customers. Revise this section and other relevant disclosure to make clear throughout your proxy statement that CME has a contractual relationship with a Chinese company that operates a digital television advertising network. Eliminate any disclosure that might suggest that CME has an ownership interest in such business or that you will have an ownership in such business after the consummation of the transactions contemplated herein.

5. We note your Form 8-K filed on March 31, 2009 which indicates that Opportunity Partners L.P. (a/k/a Bulldog Investors) agreed to enter into a contract with the company or a third party whereby it would not vote its shares against the proposed business combination. Please revise the summary section of your proxy statement (as well as other sections of your proxy statement, as applicable) to disclose the material terms of this agreement. Disclose the number and percentage of shares held by Opportunity Partners L.P. and discuss how the agreement will impact the approval each of the proposals.

6. Please provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared by CTR Market Research, the National Bureau of Statistics of China and ZenithOptimedia. Please highlight the specific portions that you are relying upon so that we can reference them easily. Also confirm in the response letter that none of such data or third-party reports were prepared in connection with this filing.

7. We note your statement on page 24 that you have outstanding warrants to purchase an aggregate of 12,355,000 shares of TM Common Stock. We further note the disclosure on page 172 that there are no warrants outstanding and the disclosure on page 173 that there are 2,100,000 warrants that were issued to your initial stockholders at the time of your initial public offering currently

outstanding.  Please clarify your disclosure throughout the proxy statement regarding the number of outstanding warrants and the number of shares of common stock that will be issued upon exercise of such warrants.

8.  We encourage you to file all appendices and a preliminary proxy card with your revised preliminary proxy statement or to provide us with draft copies.

Letter to Stockholders

9.  We note your disclosure referencing the initial stockholders' agreement to vote their shares in accordance with the vote of the majority of the shares voted by the public stockholders.  Please revise this disclosure to clarify that this voting arrangement does not apply to shares the initial stockholders purchased in or subsequent to your initial public offering.  Disclose the number and percentage of shares held by the initial stockholders that do not consist of initial shares and how the initial stockholders intend to vote these additional shares.

Summary of the Material Terms of the Transaction, page 1

10.  Where you provide a summary of the transaction consideration, also disclose the dollar value of the consideration to be paid in the transaction, including earn-out shares, based on the closing price of your common stock as of the most recent date practicable.

11.  To provide context to the fifth bullet point on page one, please disclose CME's net income for 2008.

12.  In the fourth full bullet point on page two, please revise your disclosure to indicate that your board of directors did not obtain a fairness opinion from a third party in making its determination that the 80% requirement was fulfilled.

13.  Please revise the sixth full bullet point on page two to provide the ownership of TM by both the sellers and the current TM stockholders after consummation of the transaction. Please further revise this bullet point to reflect the ownership of TM in each of the following scenarios:

- if the net income targets for the earn-out shares are met;

- if shareholders convert the maximum number of shares;

- if the currently outstanding warrants are exercised; and

- if Pali Capital, Inc. exercises its purchase option with respect to 700,000 units.

14. We note your statement on page one as well as on page 74 that the sellers are "entitled" to receive up to $20.9 million of the cash proceeds from the exercise of TM's warrants. Please disclose the following:

- who holds these warrants;

- how many warrants must be exercised in order to generate a $20.9 million payment to sellers;

- when the warrants will be exercised; and

- when you will pay this amount to the sellers.

Please also revise your disclosure to state, if true, that sellers "will receive" this amount to the extent sufficient warrants are exercised.

Questions and Answers About the Proposals, page 4

Why is TM proposing the Transaction?, page 4

15. Provide balancing disclosure in this section by including a brief reference to CME's limited operating history, its dependence on a limited number of advertising clients and one equipment supplier and its reliance on contractual arrangements with Fujian Fenzhong to conduct the advertising services within the PRC.

How do the TM insiders intend to vote their shares?, page 5

16. In future amendments, revise this section so that it includes quantified disclosure of any future acquisitions of stock by the TM insiders (or other affiliates of TM) and affiliates of CME.

Do TM stockholders have conversion rights?, page 5

17. Please revise your disclosure here and in response to "What happens if the Transaction is not consummated?" on page seven to address Messrs. Green and Bird's agreements to be personally liable in the event you do not complete a business combination to ensure that the proceeds of the Trust Account are not reduced by the claims of vendors for services rendered or products sold to you. Such disclosure should also note whether such agreements are in writing.

If I have conversion rights, how do I exercise them?, page 6

18. Please clearly state whether stockholders can demand conversion rights by voting in person at the meeting.

Do I need to send in my stock certificate now?, page 7

19. Please clarify when a stockholder can expect to receive the instructions to deliver stock certificates. Also disclose whether there are any costs associated with tendering the stock certificates.

What happens if the Transaction is not consummated?, page 7

20. You disclose that you will not try to consummate another business combination if the transaction with CME is not approved. Briefly discuss why the company has decided to pursue only the transaction with CME.

Summary of the Proxy Statement, page 12

21. We note your disclosure on page 21 that if the Share Issuance Proposal or the Charter Amendment Proposal are not approved, TM "could be deemed to have failed to perform certain covenants under the Share Exchange Agreement, allowing the sellers to terminate" such agreement (emphasis added). Please include disclosure about this risk in your summary of the proxy statement as well as your discussion of the Share Exchange Agreement on page 74. Such disclosure should indicate the circumstances in which the failure by the stockholders to approve such proposals would not give the sellers a right to terminate the Share Exchange Agreement.

22. Here and elsewhere in the proxy statement you list certain CME advertisers. When you name specific advertisers, you should also provide disclosure addressing their significance to CME. Please disclose the percentage of CME's revenues the identified advertisers represented individually or in the aggregate in the last fiscal year and most recent interim period..

Conditions to Closing, page 15

23. We note that a condition to CME's obligation to consummate the transaction is that there be sufficient funding and financing of TM Entertainment. Please provide quantified disclosure so that shareholders can evaluate the likelihood of this condition being met.

Procedures, page 17

24. You disclose that, based upon current estimates and assuming maximum conversion, there will be approximately $53.5 million available to fund the cash portion of the transaction consideration, the fees and expenses associated with the transaction, and working capital. Please quantify each use of the funds.

Required Vote, page 19

25. Provide a separate subsection that discusses potential and actual agreements and transactions by TM, CME, the initial stockholders or any of their affiliates to assure approval of the transaction. Discuss the impact of any such transactions on the vote, the ownership of TM before and after the transaction with CME and the amount of funds available in the trust after the transaction with CME.

TM's Recommendation; Interests of TM's Management, page 21

26. Please briefly identify and quantify the interests of TM's management in the transaction. As one example, disclose the number of shares and warrants held prior to the initial public offering that will be worthless and the current value of those shares.

Risk Factors, page 23

General

27. We note that several of risk factors address potential future risks without including a discussion of past experiences, if any, the relevant company has had with these risks, or management's assessment of the likelihood of such risks. Please revise the risk factors, as applicable. See, for example, "CME relies on one equipment supplier…" (page 33), "CME derives a substantial portion of its revenues from a limited number of advertising clients," (page 33), "CME operates in the advertising industry…" (page 35), "CME may be subject to intellectual property infringement claims…" (page 37), and "CME's failure to protect its intellectual property could have a negative impact on its business…" (page 38). These are just examples.

"There are a number of obstacles to completing the Transaction and we cannot assure you that it will be consummated," page 23

28. Please revise the caption to this risk factor to reflect the material "obstacles" to the completion of the transaction. We note your reference to "applicable regulatory requirements." Please identify these regulatory requirements and indicate the status of the parties' efforts to meet such requirements. Also identify any other material conditions that you believe may not currently be satisfied.

<u>"CME may have difficulty establishing adequate management, legal and financial controls…," page 27</u>

29. Please expand your disclosure to include management's assessment of your ability to comply with Sections 404 of Sarbanes-Oxley.  Please also revise this risk factor to address the potential risk faced by the company as a result of a failure to comply with such requirements.

<u>"CME may not be able to renew its existing long-term framework agreements…," page 30</u>

30. We note that the long-term framework agreements have terms ranging from five to eight years.  Please indicate when the terms of such contracts will begin to expire.

<u>"If CME loses its status as the sole strategic alliance partner designated by TTAVC…," page 35</u>

31. We note your statement that TTAVC may terminate your cooperative agreement prior to its expiration.  Please briefly disclose the circumstances in which TTAVC would have the right to terminate the agreement.

<u>"If the PRC government determines that CME was obligated to register as an out of home advertising network operator," page 39</u>

32. We note that the local SAIC in Xiamen required CME to register with it.  Please indicate if CME is completing such registration.  Please also expand your disclosure regarding how CME's failure to complete such registration with Jiangsu or Xiamen may result in a breach of contracts with its clients and its business.

<u>"If the PRC government determines that the agreements that establish the structure of CME's business operations in China do not comply with applicable PRC laws…" page 41</u>

33. Please revise your disclosure to briefly indicate the term of each of your contractual arrangements with Fujian Fenzhong and the circumstances in which Fujian Fenzhong may terminate such arrangements.

<u>"The NYSE Amex may delist our securities…"page 52</u>

34. Please expand this risk factor to disclose the rules you have violated and disclose the steps you are taking to regain compliance with the listing standards.

"If we effect the Transaction, we will be subject to a variety of additional risks that may negatively impact our operations…," page 53.

35. Please expand each of the bullet points to briefly clarify how they may apply to your business if you effect the transaction.

Proxy Solicitation Costs, page 64

36. We note that you may also solicit stockholders by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

The Transaction Proposal, page 64

General Description of the Transaction, page 64

37. Briefly discuss the purpose of the additional consideration payable upon the exercise of the publicly held warrants.

Background of the Transaction, page 65

38. Expand your disclosure in the sixth full paragraph on page 67 to indicate why CME did not proceed with filing a registration statement for an initial public offering in the United States and indicate why its management determined to pursue the transaction with TM in lieu of an initial public offering.

39. Please provide more insight into the reasons for and negotiations behind management's decisions regarding the ultimate amount and form of consideration for the transaction. Such disclosure should explain how the parties determined the particular number of shares to be issued to CME's security holders. Disclose how the parties determined the specific net income targets and the amount of shares awarded if CME achieves these targets. Also expand your discussion to address how the company determined the consideration that it offered CME in the non-binding letter of intent. Discuss in more detail the negotiations of the definition and terms of "TM's Permitted Financing" and the minimum amount of working capital that TM would be required to deliver. To the extent the consideration and other terms changed from the letter of intent to the ultimate Share Exchange Agreement, explain the process by which those changes came about.

40. Please revise your disclosure to provide more specificity regarding the "list of legal issues surrounding the transaction" GLO provided TM on March 9, 2009 as well as the "material issues relating to the Share Exchange Agreement" the parties discussed on March 13, 2009 and March 16, 2009.

41. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the presentation provided by Pali on December 10, 2008 and the financial model provided on April 23, 2009.

42. Disclose all financial projections exchanged between CME and TM, or advise us why they are not material.

43. Indicate whether the impending deadline for a transaction influenced the board in deciding to approve the transaction with CME and to forgo engaging an independent financial advisor to issue an opinion on the fairness and/or 80% requirement for the transaction.

Recommendation of the Board of Directors and Reasons for the Transaction, page 69

44. Please expand each of the positive and negative factors that you list as considered by the board in making its recommendation.  For instance, disclose the specific features of CME's results of operations and future prospects that the board considered in reaching its conclusion.  Also provide a reasonable basis for the listed beliefs.  For example, provide the basis for the belief that CME's management team has a "proven track record of success" and the terms and conditions of the Share Exchange Agreement being beneficial to the TM stockholders.  These are just examples.

45. We note that the board considered the Chinese and global advertising market, "both current and projected" as a factor weighing for the support of the transaction while the board also considered the competitive nature of the Chinese advertising industry as a possible negative factor with respect to the transaction. Please expand your disclosure of each factor in order to clarify the board's consideration of these apparently conflicting factors.

Satisfaction of Requirement that the Transaction has a Fair Market Value…page 71

46. Please expand the disclosure to clearly explain the basis and methodology for the board's determination that the 80% test was satisfied.  Please disclose, for example the valuations the board used in conducting its "arms-length

negotiations" with the sellers to determine a purchase price. Please also clarify whether the valuation referenced on page 71 is the same valuation the company used when it engaged in negotiations with CME over the aggregate value to be paid to CME's stockholders (referenced on page 68).

47. Please identify which members of management and the board of directors participated in the negotiations with the sellers. Disclose the relevant "financial background and experience" of such individuals and other members of TM's management and board of directors upon whom the board relied to determine that the transaction meets the 80% requirement.

48. We note that on page 34 of your amended Form S-1 filed on October 12, 2007, you stated that the board of directors would evaluate the fair market value of your target business based on "one or more standards generally accepted by the financial community (such as actual and potential sales, earnings and cash flow or book value)." Please explain whether the board used or considered using any of these or other financial valuation analyses such as comparable company analysis, precedent transaction analysis or discounted cash flow analysis. If the board did not use any such analyses, please explain why they did not.

The Share Exchange Agreement, page 74

49. Please identify all of the "necessary approvals" from government agencies and third parties referenced in this section.

50. Please disclose the status of the permitted financing referenced on pages 79 and 82 and the appointment of a chief financial officer (referenced on page 83).

51. Disclose the nature of the opinions that both parties must receive. Advise us whether the parties have received these opinions and whether the respective conditions are satisfied. If not, indicate when you expect the parties to receive them.

52. We note that as a condition to the closing of the transaction, TM is required to maintain its status as a company whose common stock and warrants are quoted on the NYSE Amex. Please revise your disclosure to address your existing noncompliance with NYSE rules and the steps management is taking to address it.

Amendment, Extension and Waiver, page 85

53. Your disclosure suggests that either CME or TM may waive the material conditions to the Share Exchange Agreement. Disclose whether it is the intent of TM's board to re-solicit stockholder approval of the transaction if either party waives a material condition. We believe that re-solicitation is generally required

when companies waive material conditions to a transaction and such changes in the terms of the transaction render the disclosure that you previously provided to stockholders materially misleading.

## The Share Issuance Proposal, page 87

## Background, page 87

54. Please revise your disclosure to reference the additional shares you may issue upon exercise of the outstanding warrants and upon Pali's purchase of 700,000 units after consummation of the transaction.

## Corporate History and Structure, page 92

55. Please revise your disclosure to disclose the term of the various contractual arrangements among Fujian Express, Fujian Fenzhong and its stockholders that allow CME to effectively control and derive economic benefits from Fujian Fenzhong. Please also disclose any termination or indemnification provisions in such agreements.

## Information about Hong Kong Mandefu Holding Limited ("CME"), page 95

## Content Suppliers, page 108

56. Tell us how you accounted for the cooperation agreements with Fujian SouthEastern Television and Hunan Satellite Television. We note that you are provided entertainment programming at no cost. Tell us whether you provide anything else in exchange such as advertising time. If not, tell us and disclose why both are willing to provide you with free programming for no compensation.

## Competitive Strengths, page 99

57. We note your discussion of Zheng Cheng's business management. Please expand this disclosure to identify the other members of management involved in your "well established management system." Please indicate whether these individuals will continue to work for the company after the transaction.

## Programming, page 109

58. We note your statement that Fujian Fenzhong holds the Permit to Product and Distribute Radio and Television Programs and that such permit has a validity of two years. Please disclose whether Fujian Fenzhong anticipates being able to renew its permit in 2011 and indicate the costs associated with such renewal.

Regulation, page 112

59. Please revise to explain how each regulation affects your business and assess any uncertainty in that regard.  For example, the disclosure under the headings "Foreign Exchange Registration of Offshore Investment by PRC Residents," and "Dividend Distribution" may be of limited use to investors without an accompanying discussion of applicability.

CME's Management's Discussion and Analysis of Financial Condition…, page 122

60. Please discuss the anticipated impact of the merger on each company's results of operations, liquidity and capital resources.  Include in the discussions, as applicable, the impact of becoming a public reporting company, the costs of the merger, the impact of up to 29.99% of TM's initial public offering shares being converted, the earn-out payments and the payment of $20.9 million of the cash proceeds from the exercise of TM's publicly held warrants to the sellers.

61. Please expand the disclosure regarding the capital expenditures CME anticipates in connection with its expansion through strategic relationships and acquisitions as discussed on page 104.  We also note that CME intends to upgrade its equipment and control systems to automatically update its programs upon arrival of the express buses at the bus terminals (page 30).  Furthermore, we note that CME intends to expand the geographic coverage of its network (page 102) and such expansion may entail additional regulatory  registration (including registration as an out-of-home advertising network operator).  Please quantify, to the extent practicable, the costs associated with CME's expansion plans and discuss the impact that such expenditures will have on operating results, liquidity, capital resources, and trends.

62. We note your disclosure on page F-48 that CME declared a $17,589,000 dividend to Mr. Zheng on February 5, 2009.  Please disclose the purpose of this dividend and explain whether CME anticipates awarding additional dividends to Mr. Zheng prior to the closing of the transaction.

Three months ended March 31, 2009 Compared to Three months ended March 31, 2008, page 134

63. We note that selling expenses "were comparable" to the prior period.  Please revise to explain in greater detail why such expenses remained constant despite the increase in your net revenues for the same period.

Liquidity and Capital Resources, page 139

64. We note your statement that CME believes that its existing cash resources, anticipated cash flows from operating activities and the cash retained in TM after the transaction will be "sufficient to meet its capital expenditure requirements." Please revise your disclosure to provide an assessment of the company's ability to meet its short-term and its long-term liquidity needs (assuming both completion and non-completion of the transaction). Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 34-26831 and footnote 43 of Release No. 34-48960.

Unaudited Pro Forma Condensed Combined Financial Information, page 144

65. Please revise to disclose why you have not included the potential issuance of common stock to CME shareholders or the exercise of the publicly held warrants.

Beneficial Ownership of TM Securities, page 170

66. Please revise to also present the beneficial ownership after the transaction assuming the net income targets for the earn-out shares are met.

Hong Kong Mandefu Holding Limited financial statements

Report of Independent Registered Public Accounting Firm, page F-27

67. We note that Hong Kong Mandefu Holding Limited's audit report was signed by an audit firm based in Denver, Colorado. We also note that it conducts almost all of its operations, generates substantially all of its revenues and located its assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Denver, Colorado.

2. Summary of Significant Accounting Policies, page F-32

Revenue Recognition, page F-35

68. We note that you recognize revenue ratably over the contracted performance period for which the advertisements are broadcasted. Please provide us with more details of your arrangements and explain in detail why you believe your revenue recognition is appropriate. Also, tell us whether you are obligated to air a certain number of advertisements over the contracted period. Tell us what would happen if you were unable to meet the required level of airings/broadcasts in a given period. Tell us whether your policy is similar to recognizing revenues as each of the advertisements is actually broadcast.

Cost of Sales, page F-35

69. We note your accounting for concession fees.  Please provide us with more details of your accounting and refer to your basis in the accounting literature.  Provide us with an example of your accounting and your calculation of the annual concession fee for one of your existing bus operators.

Annex A

70. Please supplementally provide us a list briefly identifying the contents of all omitted schedules to the share purchase agreement.


Please respond to these comments by filing a revised preliminary proxy statement as appropriate.  When you respond, please furnish a cover letter that keys your responses to our comments.  If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP."  Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments.  Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     Jack Levy (via facsimile)
        Morrison Cohen LLP